Labor Smart Inc.

44 Darby’s Crossing Drive, Ste 116

Hiram, GA 30141

Tel 770-222-5888

United States

               December 28, 2011

Security & Exchange Commission

Division of Corporate Finance

Attn: Larry Spirgel

100 F Street, N.E.

Washington, DC 20549

Re: Labor Smart, Inc

Registration statement on Form S-1 Amendment 2

File No: 333-177200

Enclosed is our response to your comments of December 12, 2011.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331 or email to Jsmith@howtogopublic.net.

Sincerely;

s/s__________

Ryan Schadel

President

General

1.

Please note that in comment 1 in our letter dated November 2, 2011, we stated our view that we consider Labor Smart to be a shell company and the selling shareholders to be underwriters. The offering is deemed to be an indirect primary offering by the company through the selling shareholders, and hence the offering price must be fixed for the duration of the offering, not merely until the company’s stock is quoted on the OTC Bulletin Board. Furthermore, you must disclose that the selling shareholders are  underwriters and not that they “may be” underwriters. Please revise your disclosure accordingly throughout the prospectus.

Response:  In response to this comment we are of the opinion we are not a “shell” company but a fully operational company with nearly $100,000 in revenues from November 12, 2011 to December 9, 2011in its first month of operations and as of  December 26, 2011 has three operational facilities and nearly 50 clients.  Please consider this in your review.

2.

Please revise to paginate the document.

                                 Response: revised

Prospectus Summary Information

3.

We note your response to comment 6 in our letter dated November 2, 2011. Also disclose that you will receive no proceeds from the public offering and the proceeds from your private offerings did not result in funds necessary to begin business operations, pay the costs of the offering and meet the costs of your reporting requirements.

Response:  revised

Risk Factors

4.

Refer to comment 9 in our letter dated November 2, 2011. Please continue to revise your risk factor section throughout to avoid describing generic risks that could apply to any business, for example, that a recently commenced business faces a high risk of failure or that failure to generate sufficient revenues might result in the failure of the business. Instead, provide specific details, quantified where possible, to explain how the risk applies to your particular situation at the present time.

Response:  revised

Our Business is Subject to Extensive Regulation...

5.

Please revise to elaborate on the nature of the regulation your business faces and the attendant risks.

Response: revised

We Will Employ Individuals on a Temporary Basis...  The Staffing Services Business is Highly Competitive...

Temporary Staffing Companies Employ and Place People...

6.

Please revise the subheadings to state more clearly the risk to the company.

              Response:  revised

Description of Business

7.

We note your response to comment 16 in our letter dated November 2, 2011; however, we note the following apparent discrepancies in your disclosure:

•

You disclose under “Prospectus Summary Information” and “Blank Check Issue” that you are currently opening your first business office in Nashville, Tennessee;

•

You disclose in the second paragraph under “Description of Business Principal Services and Their Markets” that you “currently have no branch offices and are researching the potential locations for these offices;”

•

You disclose in the last paragraph under ““Description of Business Principal Services and Their Markets” that you “anticipate providing services in the Atlanta market initially;”

•

You state in your response to comment 17 in our letter dated November 2, 2011 that you “anticipate having [y]our first branch office open by January 2012 in the Atlanta GA market;” and

•

You disclose under “Plan of Operations” that you “anticipate having [y]our first branch office open by November 2011 in the Atlanta GA market;”

Please revise to clarify the apparent discrepancies in the disclosure and in your response letter about your intended or current branch offices. In revising your disclosure, clarify what steps are involved in opening an office, the costs of these steps and the extent to which any office is operational.

Response:  revised

Plan of Operation

8.

Please provide a clear, detailed basis for your projections of branch sales and gross margin, or delete these projections. Also revise to provide the milestones as described in comment 17 in our letter dated November 2, 2011. For example, describe the major steps that will be required to make the company operational and to generate revenue, and discuss the timing of those steps in terms of weeks or months or quarters. Discuss the costs of each step, the expected sources of funds, and your expected date of first revenues. Please also discuss the statement under “Company Business Overview” that you do not expect to earn significant revenues during the next several years.

Response:  revised

Liquidity

9.

We note your response to comment 18 in our letter dated November 2, 2011, which we restate. Please disclose an estimate of your capital needs for the next 12 months and how you expect to fund those needs.

Response: revised

10.

You state that there is no official loan agreement between the company and Ryan Schadel. Please revise to clarify the nature of the agreement filed as Exhibit 10.1. Also disclose the material terms of the loan.

Response: revised

Business Experience of Each Director and Executive Officer

11.

You state that Ryan Schadel is currently CEO of Staff Smart Concepts, Inc. Please revise to clarify the nature of this business, which appears to be in the same industry as the company. Revise the document throughout to disclose any conflicts of interest between the two companies, including Mr. Schadel’s time commitment to the two businesses. Also disclose whether the company has any policies regarding conflicts of interest by the company’s officers and directors.

Response: revised

Transactions with Related Persons, Promoters and Certain Control Persons

12.

We note your response to comment 23 in our letter dated November 2, 2011. However, it is still not clear what is meant by “all of the transactions by the Company,” since you state in the first sentence of this section that there have been no related party transactions, and no such transactions are listed. It appears that this paragraph may belong more appropriately to the section discussing recent sales of securities.

               Response:  revised

13.

Please revise to discuss the loan made by Ryan Schadel to the company as well as his purchase of common stock on May 31, 2011.

Response: revised

Item 15 – Recent Sales of Unregistered Securities

14.

As requested in comment 24 of our letter dated November 2, 2011, please disclose the actual date of sale of each of the two transactions described as “as of September 22, 2011.”

Response: you

Response Letter

15.

In your next response letter, please remove the concluding paragraphs to the staff ‘comment letter and the staff’s conformed signature so that it does not appear that SEC staff has provided the response letter. Your response letter should be signed by an authorized officer of the company.

Response: Revised

Endnotes

Ryan Schadel

Labor Smart, Inc.

December 12, 2011

Ryan Schadel

Labor Smart, Inc.

December 12, 2011

Ryan Schadel

Labor Smart, Inc.

December 12, 2011

Ryan Schadel

Labor Smart, Inc.

December 12, 2011

Ryan Schadel

Labor Smart, Inc.

December 12, 2011